December 16, 2022

VIA EDGAR & FEDERAL EXPRESS

Cheryl Brown

Karina Dorin

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:          Granite Ridge Resources, Inc.

Form S-1 Registration Statement

Filed November 18, 2022

File No. 333-268478

Ladies and Gentlemen:

This letter sets forth the responses of Granite Ridge Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 5, 2022, with respect to the Company’s registration statement on Form S-1, File No. 333-268478 (the “Registration Statement”).

Concurrent with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Registration Statement on Form S-1 filed November 18, 2022

Cover Page

1.	For each of the securities being registered for resale, please disclose here the price that the selling securityholders paid for such securities.

Cheryl Brown

Karina Dorin

U.S. Securities & Exchange Commission

December 16, 2022

RESPONSE:

We have revised our disclosure on the cover page and pages 33-34 of Amendment No. 1 to disclose the purchase price paid by various selling securityholders for such securities.

2.	We note the warrants are out the money. Please disclose the exercise price of the warrants compared to the market price of the underlying securities. In addition, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE:

We have revised our disclosure on the cover page and pages 12, 37-38, 41 and 127 of Amendment No. 1 to disclose that the cash proceeds associated with the exercise of the warrants are dependent on the stock price and also to describe any impact on our liquidity.

3.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

RESPONSE:

We have revised our disclosure on the cover page and pages 33-34 of Amendment No. 1 in response to the Staff’s comment.

Cheryl Brown

Karina Dorin

U.S. Securities & Exchange Commission

December 16, 2022

Prospectus Summary, page 2

4.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Existing GREP Members, the beneficial owner of over 90% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE:

We have revised our disclosure on pages 3, 33-34, 37 and 127 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

Sales of the Granite Ridge common stock by the Selling Securityholders..., page 31

5.	We note your disclosure that sales of the Granite Ridge common stock by the selling securityholders (or the perception that such shares may be sold) may cause the market price of Granite Ridge’s securities to drop significantly. To illustrate the risk of the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common shares, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose, if true, that even though the current trading price is significantly below the Executive Network Partnering Corporation IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their securities than the public investors.

RESPONSE:

We have revised our disclosure the cover page and on pages 33-34 of Amendment No. 1 to disclose the purchase price paid by various selling securityholders for such shares, the percentage of the total outstanding shares of common stock the shares being registered for resale represent, and the fact that certain selling securityholders may have an incentive to sell their securities as they purchased their shares at prices lower than the current public trading price of our common stock.

Cheryl Brown

Karina Dorin

U.S. Securities & Exchange Commission

December 16, 2022

General

6.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that public securityholders acquired their shares and warrants. As applicable, please also disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to any differences in the purchase prices and the current trading price. Please also disclose any potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

RESPONSE:

We have revised our disclosure on the cover page and pages 33-35 of Amendment No. 1 in response to the Staff’s comment.

The Company believes the foregoing fairly responds to the Staff’s comments in its letter dated December 5, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Amy Curtis, at (214) 969-1763 or Jeremiah Mayfield at (214) 969-1744.

Sincerely,

By:	/s/ Luke Brandenberg
Name: Luke Brandenberg
Title: Chief Executive Officer

cc:            Amy Curtis, Holland & Knight LLP

Jeremiah Mayfield, Holland & Knight LLP